SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.1)

                                RETAIL PRO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76131K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PSource Structured Debt Limited

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustment(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd.(In Liquidation)*
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_| (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens U.S. SPV I, LLC
     20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Offshore SPV II, Corp.
     26-0811267
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Capital Management, LLC
     20-8903345
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

CUSIP No. 76131K107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,127,885 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,127,885 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,127,885 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

Item 1(a). Name of Issuer: Retail Pro, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           3252 HOLIDAY COURT, SUITE 226, LA JOLLA, CA 92037

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd. (in Liquidation)

           This Schedule 13G is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, David Grin and Eugene Grin. Laurus Master Fund, Ltd. (in Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd.(In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation), reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV II, Corp. Information related to each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none,  Residence:  c/o
           Laurus Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 76131K107

Item 3.    Not Applicable

Item 4.    Ownership:

           (a) Amount Beneficially Owned: 6,127,885 shares of Common Stock*

           (b) Percent of Class: 9.99%*

           (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 0 shares of Common Stock*
               (ii) shared power to vote or to direct the vote: 6,127,885 shares of Common Stock*
               (iii) sole power to dispose or to direct the
                     disposition of: 0 shares of Common Stock*
               (iv)  shared power to dispose or to direct the disposition of:
                     6,127,885 shares of Common Stock*

Item 5.    Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.    Identification and  Classification of Subsidiary  Which  Acquired the
           Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.    Notice of Dissolution of Group: Not applicable

Item 10.   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------
      *Based on 61,340,195 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Retail Pro, Inc., a Delaware corporation (the "Company") as of May 29, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal year ended December 31, 2007. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC, ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with PSource, the Fund, and Valens US, the "Investors") collectively held (i) 3,096,713 Shares, (ii) a warrant (the "First Warrant") to acquire 3,750,000 Shares at an exercise price of $0.71 per Share, subject to certain adjustments, (ii) a warrant (the "Second Warrant") to acquire 250,000 Shares at an exercise price of $0.43 per Share, subject to certain adjustments, (iii) a warrant (the "Third Warrant") to acquire 4,444,444 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (iv) a warrant (the "Fourth Warrant") to acquire 1,200,000 Shares at an exercise price of $0.20 per Share, subject to certain adjustments, (v) a warrant (the "Option") to acquire 14,028,152 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant ("Option 2A") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vii) a warrant ("Option 2") to acquire 1,125,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (viii) a warrant ("Option 3") to acquire 1,706,250 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) a warrant ("Option 4")to acquire 1,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) a warrant ("Option 5", and together with the First Warrant, Second Warrant, Third Warrant, Fourth Warrant, Option, Option 2A, Option 3 and Option 4, collectively, the "Warrants") to acquire 15,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xi) a secured convertible note ("Note 1") in the initial aggregate principal amount of $7,000,000, which is convertible into Shares at a conversion rate of $0.08 per Share for the first $688,955 of principal converted thereunder, and $2.00 per Share for the remaining principal amount converted thereunder, subject to certain adjustments(xii) a secured convertible note ("Note 2") in the initial aggregate principal amount of $2,049,376.00, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments, and (xiii) a secured convertible note ("Note 2c" and together with Note 1 and Note 2, collectively, the "Notes") in the initial aggregate principal amount of $1,150,624.00, which is convertible into Shares at a conversion rate of $0.08 per Share, subject to certain adjustments. The Warrants and the Notes each contain an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation may be (a) waived by the Investors upon at least 61 days prior notice to the Company, provided there no indebtedness owed to the Investors is outstanding, and (b) following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Notes, the 9.99% Issuance Limitation shall also automatically become null and voice upon receipt by the Company of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the PSource, Valens US and VOFF SPV II reported in this
Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 13, 2009
                                       --------------------------
                                       Date


                                       LAURUS MASTER FUND, LTD. (IN LIQUIDATION)

                                       By:  Laurus Capital Management, LLC,
                                            its Investment Manager

                                       /s/ Eugene Grin
                                       --------------------------
                                       Eugene Grin
                                       Principal

APPENDIX A


A.   Name:                          PSource Structured Debt
                                    Limited, a closed ended company
                                    incorporated with limited liability
                                    in Guernsey

     Business                       335 Madison Avenue, 10th Floor
     Address:                       New York, New York 10017

     Place of Organization:         Guernsey

B.   Name:                          Laurus Capital Management, LLC,
                                    a Delaware limited liability company

     Business                       335 Madison Avenue, 10th Floor
     Address:                       New York, New York 10017

     Place of Organization:         Delaware

C.   Name:                          Valens U.S. SPV I LLC,
                                    a Delaware limited liability company

     Business                       335 Madison Avenue, 10th Floor
     Address:                       New York, New York 10017

     Place of Organization:         Delaware

D.   Name:                          Valens Offshore SPV II, Corp.,
                                    a Delaware corporation

     Business                       335 Madison Avenue, 10th Floor
     Address:                       New York, New York 10017

     Place of Organization:         Delaware

E.   Name:                          Valens Capital Management, LLC,
                                    a Delaware limited liability company

     Business                       335 Madison Avenue, 10th Floor
     Address:                       New York, New York 10017

     Place of Organization:         Delaware

F.   Name:                          Eugene Grin
     Business Address:              335 Madison Avenue, 10th Floor Address
                                    New York, New York 10017

     Principal                      Principal of Valens Capital Management, LLC
     Occupation:                    Principal of Laurus Capital Management, LLC

     Citizenship:                   United States

G.   Name:                          David Grin
     Business Address:              335 Madison Avenue, 10th Floor
                                    New York, New York 10017

     Principal                      Principal of Valens Capital Management, LLC
     Occupation:                    Principal of Laurus Capital Management, LLC

     Citizenship:                   Israel

Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the
Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Principal
    February 13, 2009


Valens U.S. SPV I, LLC
Valens Offshore SPV II, Corp.

By:  Valens Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Principal
    February 13, 2009



/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 13, 2009

/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 13, 2009